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                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                               Subject Company:  FirstCity Financial Corporation
                                                   Commission File No. 033-19694


On June 11, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810

            FIRSTCITY FINANCIAL ANNOUNCES PROPOSED RECAPITALIZATION,
     FILES REGISTRATION STATEMENT FOR EXCHANGE OFFER FOR NEW PREFERRED STOCK

            WACO, TEXAS, June 11, 2002 - FirstCity Financial Corporation (Nasdaq: FCFC) today announced that in conjunction with a proposed recapitalization of FirstCity it has filed a registration statement with the Securities and Exchange Commission for a proposed exchange offer for its outstanding shares of New Preferred Stock.

Upon the commencement of the exchange offer, FirstCity will offer to exchange each share of its New Preferred Stock for, at the holder's election, either:

     (1) $10.00 cash and 2 shares of FirstCity's common stock, or
     (2) $ 8.00 cash and 3 shares of FirstCity's common stock.

FirstCity anticipates commencing the exchange offer promptly after its registration statement is declared effective by the Securities and Exchange Commission.

The exchange offer is a part of a comprehensive recapitalization of FirstCity. Upon its successful completion, the recapitalization will consist of the following:

o the sale of a 20% interest in Drive Financial Services LP, to BoS(USA), Inc., a wholly-owned subsidiary of Bank of Scotland, for $ 16 million. This sale will provide the cash portion of the consideration of the exchange offer and will leave FirstCity with an 11% interest in Drive after the sale,

o  the exchange offer,

o the use of the remainder of the cash proceeds from the sale of the 20% interest in Drive to reduce FirstCity's debt owed to Bank of Scotland,

o FirstCity's purchase of the 20% interest in FirstCity's indirect subsidiary, FirstCity Holdings Corporation, held by Terry R. DeWitt, G. Stephen Fillip and James C. Holmes (the "FCHC Group"),

o the refinancing of the remainder of FirstCity's debt facilities with Bank of Scotland and BoS(USA), Inc., with a total commitment by Bank of Scotland and BoS(USA), Inc. of up to $47 million, consisting of (a) a cash flow note of up to $35 million and (b) a $12 million subordinated note,

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o  Bank of Scotland's providing new financing to FirstCity, with a total commitment by Bank of Scotland of up to $60 million. The new financing will consist of (a) a $5 million revolving credit loan and (b) an acquisition term loan in an amount up to $55 million. The total commitment by Bank of Scotland and BoS(USA), Inc. for the refinancing combined with the new financing will not exceed $77 million,

o the release of FirstCity from its guaranty of $4 million of Drive's indebtedness to BoS(USA), Inc., and

o the cancellation of BoS(USA), Inc.'s existing option to acquire a warrant to purchase 1,975,000 shares of FirstCity's non-voting common stock.

The successful completion of the exchange offer is a condition to all of the items listed above.

The exchange offer is subject to several conditions. The most significant conditions include:

    (1) the closing of the sale of a 20% interest in Drive to BoS(USA), Inc. (which currently owns a 49% interest in Drive) for $16 million by FirstCity, which will provide the cash proceeds of the exchange offer, and the other transactions contemplated by the recapitalization,

    (2) the tender of at least 80% of the outstanding shares of New Preferred Stock,

    (3) the effectiveness of the registration statement relating to the shares of common stock of FirstCity to be issued in connection with the exchange offer, and

    (4) the lack of any change or development involving a prospective change in or affecting FirstCity's business or financial affairs that, in the reasonable judgment of FirstCity's board of directors, would or might prohibit, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to FirstCity of the exchange offer.

Because there are multiple conditions to the closing of the transactions contemplated by the recapitalization that are beyond the control of FirstCity, FirstCity cannot provide any assurances that these conditions will be satisfied and that the exchange offer and the recapitalization will close.

The board of directors of FirstCity believes that, if successfully completed, the recapitalization will:

o provide additional financing to FirstCity, enhance FirstCity's liquidity and permit it to pursue the acquisition of additional Portfolio Assets,

o enhance FirstCity's financial position through the refinancing of FirstCity's debt facilities with Bank of Scotland and BoS(USA), Inc.

o increase the equity of FirstCity through the elimination (or substantial reduction) of the New Preferred Stock, including accrued dividends, from FirstCity's financial statements and the release of FirstCity's guaranty of Drive's indebtedness to BoS(USA), Inc.,

o substantially eliminate FirstCity's obligation to redeem the New Preferred Stock at maturity and permit existing holders of the New Preferred Stock the opportunity to participate in the future growth of FirstCity through ownership of FirstCity's common stock,

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o  align the FCHC Group's interests more closely with those of the holders of
   FirstCity's common stock and permit FirstCity to retain all of the returns associated with FirstCity Holdings, and

o  preserve the net operating loss carryforwards of FirstCity.

A registration statement relating to the shares of common stock of FirstCity to be issued in connection with the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. Once the registration statement is declared effective the exchange offer will commence and appropriate documents will be mailed to holders of the New Preferred Stock.

These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission. Upon the effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Suzy Taylor, toll free, at (866) 652-1810. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of these documents, when they are available, from FirstCity or at the SEC's website, www.sec.gov.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, filed with the SEC on April 1, 2002, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not

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necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common
(FCFC) and preferred (FCFCO) stocks are listed on the Nasdaq National Market System.

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